RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

SEC #8-69046

Filed pursuant to Rule 17a-5e(3) as a PUBLIC DOCUMENT

RSP INVESTMENTS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RSP Investments, LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of RSP Investments, LLC (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of RSP Investments, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 17, 2017
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	52,423
Fees receivable		5,548
Prepaid expenses		13,203
Total Assets	$	71,174

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	17,755

Member's equity

		53,419
Total Liabilities and Member's equity	$	71,174

See accompanying notes to financial statement.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

RSP Investments, LLC (the "Company") is a limited liability company organized under the laws of the District of Columbia on October 7, 2011. The Company is a wholly-owned subsidiary of RSP Holdings, LLC (the "Parent"). The Company's operations consist primarily to provide private placement services, hedge fund marketing and capital introduction services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), as the Company received membership approval on May 7, 2013.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has evaluated subsequent events through February 17, 2017, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Fees Receivable

Advisory fees earned and uncollected at the balance due date are considered to be receivable. At December 31, 2016, no allowance for doubtful accounts was considered necessary.

Income Taxes

The Company is a single member LLC. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT, continued

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2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $34,668, which was $29,688 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.51 to 1.

3. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

At December 31, 2016, 100% of fees receivable were from two customers.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) from preparing the Computation for Determination of Reserve Requirements.